UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009
&
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered
Public Accounting Firm
To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i) – schedule of assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard, LLC
Allentown, Pennsylvania
June 23, 2011

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2010	2009
ASSETS:
Investments, at fair value (Note 4):
PPL Corporation common stock	$204,059	$248,652
Mutual funds	2,567	2,189
Plan interest in PPL Defined Contribution Master Trust (Note 3)	927	950

Total investments	207,553	251,791

Receivables:
Employer contribution receivable	7,751	7,555
Dividends receivable	2,727	2,665
Due from broker for securities sold	5	-

Total receivables	10,483	10,220

Total assets	218,036	262,011

LIABILITIES:
Dividends payable to participants	2,727	2,665
Administrative fees payable	29	27

Total liabilities	2,756	2,692

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	215,280	259,319

Adjustment from fair value to contract value for interest in master trust relating to fully benefit-responsive investment contracts (Note 2)	(26)	(11)

NET ASSETS AVAILABLE FOR BENEFITS	$215,254	$259,308

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2010	2009
CHANGES IN NET ASSETS ATTRIBUTED TO:
Investment Income:
Net (depreciation)/appreciation in fair value of investments	$(47,289)	$12,528
Dividend income	10,993	10,757
Plan interest in investment income of PPL Defined Contribution Master Trust (Note 3)	21	28
	(36,275)	23,313

Employer contributions	7,751	7,574

Total changes	(28,524)	30,887

CHANGES IN NET ASSETS FROM DEDUCTIONS:
Distributions of dividends to participants	(4,730)	(4,833)
Distributions of stock and cash to participants	(10,692)	(12,597)
Administrative expenses	(108)	(107)

Total deductions	(15,530)	(17,537)

Net (decrease)/increase	(44,054)	13,350

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	259,308	245,958

End of year	$215,254	$259,308

The accompanying notes are an integral part of these financial statements.

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL").  The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL.  Amounts contributed to the Plan are used to purchase shares of PPL Common Stock ("Common Stock").  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law.  All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.  The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash.  Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan.  The dividend-based contribution can be made in cash that is used to buy shares of Common Stock or PPL can issue new shares of its Common Stock.  The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.  Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made.  Participants so electing may receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares available for withdrawal or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan.  For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares.  In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares.  Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan.  Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2.  If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the Plan document and Summary Plan Description.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

Dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan's investments are stated at fair value as discussed in Note 4.  Realized gains and losses from the sale or distribution of Common Stock by the Trustee are based on the average cost of Common Stock held at the time of sale.  Net depreciation/appreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.  Dividend income and dividend distributions to participants are recorded on dividend record dates.  The purchases and sales of securities are recorded on a trade-date basis.

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit responsive investment contracts held in the Blended Interest Rate fund, within the master trust, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.	INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a master trust with the Trustee to pool the investments of its defined contribution benefit plans.  The Blended Interest Rate Fund is the only investment option of the Plan included in the master trust, and represented less than 1% of plan assets at December 31, 2010 and 2009.  Therefore, no detailed disclosures related to the master trust have been presented in these financial statements.

Investments directed by participants to the Blended Interest Rate Fund (Fund) within the master trust are combined with similar investments applicable to other plans participating in the master trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments.  Wrap contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant Net Asset Value ("NAV") and provide for participant transactions to be made at contract value.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund.  The fair value of the wrap contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrap fees and the actual wrap fees currently charged.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.

4.	FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with the Financial Accounting Standards Board (FASB) codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value.  That framework provides fair value hierarchy used to classify the inputs used in measuring fair value.  That hierarchy prioritizes the inputs used in determining valuations into three levels.    The levels of the fair value hierarchy are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted market prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Inputs to the valuation methodology include significant inputs other than Level 1 inputs that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Inputs to the valuation methodology are unobservable inputs and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value measurement of PPL Common Stock is based on its quoted market price and is classified in Level 1 of the fair value hierarchy.

The fair values of mutual funds are based on quoted market prices and are classified in Level 1 of the fair value hierarchy.

The fair value measurement of the Plan's interest in the master trust's Blended Interest Rate Fund, which is classified in Level 2 of the fair value hierarchy, is based principally on the underlying debt securities that make up the underlying assets of that fund.  The fair value measurements of debt securities are generally based on evaluated prices that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences.  When this information is not available, the fair value of debt securities is measured using present value techniques, which incorporate other observable inputs.  In addition, the fair value measurement of the wrapper contracts held by the Blended Interest Rate Fund are calculated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration.  The calculation assumes that future cash flows are predictable (i.e. no withdrawals will be made from contracts).  For synthetic investment contracts, contract value consists of cost plus accrued interest.  There are no redemption restrictions on this fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

5.	ADMINISTRATION OF PLAN

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Company contributions are held and managed by the Trustee, which invests securities and cash received, interest, and divided income and makes distributions to participants.  The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company.  No such employees receive compensation from the Plan.

6.	ADMINISTRATIVE EXPENSES

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company.

All other expenses are paid by the Plan.

7.	INVESTMENTS

The Plan's investments that represent 5% or more of the Plans total net assets are as follows:
	December 31,
	2010	2009
PPL Corporation common stock*:
Number of shares	7,753,007	7,695,793

Cost	$119,408	$111,377
Fair value	$204,059	$248,652
_________________
* Non-participant directed

The fair value per share of PPL Common Stock at December 31, 2010 and 2009 was $26.32 and $32.31.

The Plan's investments (including investments bought, sold and held during the year) (depreciated)/appreciated in value by $(47,289) and $12,528 as follows during the year ended December 31:

	2010	2009

PPL Corporation common stock	$(47,533)	$12,156
Mutual funds	244	372
Net change in fair value	$(47,289)	$12,528

8.	PARTY-IN-INTEREST TRANSACTIONS

Transactions involving shares of PPL Common Stock qualify as party-in-interest transactions under the provisions of ERISA.

For the Plan year ended December 31, 2010, the Plan recorded employer contributions from PPL of $7,751, a portion of which was reserved for administrative fees, with the balance settled by PPL issuing 301,319 Shares to the Plan.  The number of Shares issued was based on the $25.64 closing price on January 18, 2011, the closing price on the third trading day preceding the contribution date.

For the Plan year ended December 31, 2009, the Plan recorded employer contributions from PPL of $7,574, a portion of which was reserved for administrative fees, with the balance settled by PPL issuing 234,211 Shares to the Plan.  The number of Shares issued was based on the $32.15 closing price on January 12, 2010, the closing price on the third trading day preceding the contribution date.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would receive distribution of their accounts.

10.	TAX STATUS

The Plan obtained its latest determination letter dated March 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving the determination letter; however, the Plan's internal legal counsel and Plan Administrator believe that the Plan is designed in compliance with the applicable requirements of the Code and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

11.	RECONCILIATION TO FORM 5500

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan's adjustment for fair value reporting of fully benefit-responsive investment contracts.

	Years Ended December 31,
	2010	2009

Investment income in Master Trust per the financial statements	$21	$28
Adjustment from contract value to fair value for fully benefit - responsive investment contracts previous year	(11)	9
Adjustment from contract value to fair value for fully benefit - responsive investment contracts current year	26	11
Investment gain in Master Trust per the Form 5500	$36	$48

12.	NEW ACCOUNTING PRONOUNCEMENT

Improving Disclosures About Fair Value

Effective January 1, 2010, the Plan prospectively adopted accounting guidance issued to improve disclosures about fair value measurements.  This guidance:

•	requires disclosures be provided for each class of assets and liabilities, with class determined on the basis of the nature and risks of the assets and liabilities;
•	clarifies that a description of valuation techniques and inputs used to measure fair value is required for Level 2 and 3 recurring and nonrecurring fair value measurements; and
•	for recurring fair value measurements, requires separate disclosure of significant transfers into and out of levels and the reasons for those transfers.

The adoption of this accounting guidance did not have a material impact on the Plan.

Plan Name					Plan Number
PPL Employee Stock Ownership Plan					002
Plan Sponsor					Sponsor EIN
PPL Services Corporation					23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
DECEMBER 31, 2010
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
(a)	(b)	(c)	(d)		(e)
*	PPL Corporation	7,753,007 Shares of PPL Corp Common Stock - $0.01 par value	$119,408,309		$204,059,147

	JP Morgan Fund Core Bond	Mutual Fund	46,419	**	45,496

*	Fidelity Balanced Fund - K	Mutual Fund	568,041	**	605,355

*	Fidelity Freedom 2010 Fund	Mutual Fund	259,721	**	244,471

*	Spartan International Index Fund	Mutual Fund	192,680	**	149,974

*	Fidelity Freedom 2015 Fund	Mutual Fund	289,290	**	281,405

*	Spartan Total Market Index Fund	Mutual Fund	69,738	**	70,444

*	Fidelity Growth Company Fund - K	Mutual Fund	176,889	**	200,196

*	Spartan 500 Index	Mutual Fund	68,982	**	67,202

*	Fidelity Retirement Government Money Market Fund	Mutual Fund	234,665	**	234,665

	Wells Fargo Advantage Government Securities Fund	Mutual Fund	341,620	**	334,530

	Invesco Value II Fund	Mutual Fund	35,712	**	38,889

*	Fidelity Freedom Income	Mutual Fund	170,340	**	169,421

*	Fidelity Freedom 2020 Fund	Mutual Fund	17,938	**	18,211

*	Fidelity Freedom 2050 Fund	Mutual Fund	5,629	**	4,978

	Templeton Foreign AD	Mutual Fund	1,030	**	1,099

	Columbia Acorn Z	Mutual Fund	56,091	**	61,674

*	Fidelity Value	Mutual Fund	11,710	**	15,390

*	Fidelity Overseas	Mutual Fund	20,235	**	18,664

*	Fidelity Freedom 2000 Fund	Mutual Fund	4,492	**	4,724

	Total		$121,979,531		$206,625,935
	* Represents a Party-In-Interest.
	** Cost information provided for Participant Directed investments is not required, but is readily available.

See Notes to Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ Dale M. Kleppinger
Dale M. Kleppinger Chairman, Employee Benefit Plan Board PPL Corporation
Dated: June 23, 2011

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 23 2011, appearing in this Annual Report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2010.

/s/ ParenteBeard LLC
Allentown, Pennsylvania
June 23, 2011